                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        TCI SATELLITE ENTERTAINMENT, INC.
                        ---------------------------------
                                (NAME OF ISSUER)

1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock")

2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")
                        ---------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Series A Common Stock: 872298104

2.   Series B Common Stock: 872298203
                        ---------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 October 8, 1998
                        ---------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   CUSIP Nos.
Series A Common Stock:                                               872298104
Series B Common Stock:                                               872298203
--------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
      Kim Magness
--------------------------------------------------------------------------------
 2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  / /
      (b)  /X/
--------------------------------------------------------------------------------
 3)   SEC Use Only
--------------------------------------------------------------------------------
 4)   Source of Funds (See Instructions)          N/A See Item 3 below.
--------------------------------------------------------------------------------
 5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)  / /
--------------------------------------------------------------------------------
 6)   Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------
Number of Shares   7) Sole Voting Power      Series A Common Stock    921,155(1)
  Beneficially                               Series B Common Stock    690,621(2)
  Owned by Each    -------------------------------------------------------------
Reporting Person   8) Shared Voting Power    Series A Common Stock  3,205,858(1)
      With                                   Series B Common Stock  3,053,585(2)
                   -------------------------------------------------------------
                   9) Sole Dispositive Power Series A Common Stock    921,155(1)
                                             Series B Common Stock    690,621(2)
                   -------------------------------------------------------------
                   10) Shared Dispositive Power
                                             Series A Common Stock  3,205,858(1)
                                             Series B Common Stock  3,053,585(2)
--------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each
                       Reporting Person
                                             Series A Common Stock  4,127,013(1)
                                             Series B Common Stock  3,744,206(2)
--------------------------------------------------------------------------------
 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
 (See Instructions)                                                       / /
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)
        6.6% of Series A Common Stock
        44.2% of Series B Common Stock
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
      (1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

      (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of TCI Entertainment, Inc. beneficially owned by Kim Magness:

     1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock"); and

     2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock").

     The issuer of the Series A Common Stock and Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company") whose principal executive offices are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to Magness Securities, LLC (the "Magness LLC") in exchange for a 100% membership interest in the Magness LLC:

         SHARES          CLASS
         ------          -----
         210,534         Series A Common Stock
         634,621         Series B Common Stock

     As the personal representative of the Betsy Magness Estate, which is the sole member of the Magness LLC, and as manager of the Magness LLC, Kim Magness and the Betsy Magness Estate are deemed to beneficially own such Company Securities and maintain sole voting and dispositive power.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:

         SHARES          CLASS
         ------          -----
         210,534         Series A Common Stock
         634,621         Series B Common Stock

     As the personal representative of the Betsy Magness Estate, which is the sole member of the Magness LLC, and as a manager of the Magness LLC, Kim Magness and the Betsy Magness Estate are deemed to beneficially own such Company Securities and maintain sole voting and dispositive power.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

(a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                   AMOUNT AND NATURE OF          PERCENT OF           TOTAL
      TITLE OF CLASS               BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
                                                                                     26.3%
      Series A Common Stock        4,127,013(2)(3)(4)(5)            6.6%
      Series B Common Stock        3,744,206(2)(3)(4)              44.2%

(1) Based on 59,280,466 shares of Series A Common Stock and 8,465,324 shares of Series B Common Stock, outstanding on July 31, 1998.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     In addition, each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 26.3% of the voting power with respect to a general election of directors of the Company.

(3) On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:

         SHARES          CLASS
         ------          -----
         210,534         Series A Common Stock
         634,621         Series B Common Stock

     As the personal representative of the Betsy Magness Estate, which is the sole member of the Magness LLC, and as manager of the Magness LLC, Kim Magness and the Betsy Magness Estate are deemed to beneficially own such Company Securities and maintain sole voting and dispositive power.

     Kim Magness is the personal representative of the Betsy Magness Estate and the manager of the Magness LLC. Accordingly, the following shares held directly by the Magness LLC and beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 845,155 shares of Series A Common Stock and (ii) 634,621 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(4) Effective January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' share information (i) 3,205,858 shares of Series A Common Stock, and (ii) 3,053,585 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of the shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Series B Common Stock into shares of Series A Common Stock.

(5) Includes the exercise in full of options granted in November 1994 to acquire 4,000 shares of Series A Common Stock. No additional options are exercisable within the next 60 days.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-executor of the Bob Magness Estate) to vote or dispose of the shares:

         Class of Security               Sole Power       Shared Power
         -----------------               ----------       ------------
         Series A Common Stock            921,155          3,205,858
         Series B Common Stock            690,621          3,053,585

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 8, 1998


/s/ Kim Magness
-------------------
Kim Magness